Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Reports Third Quarter 2025 Results

●	Revenue of $53.1 million, up 5% year over year, above the midpoint of guidance

●	Positive adjusted EBITDA of $1.1 million or 2% adjusted EBITDA margin

●	Continued to generate cash from operations

●	Expansion of Apollo and Atlas MAX PLUS installations, driving growth in bulk apparel production

●	Annual recurring revenue from AIC grew to $21.5 million in Q3 and $23.1 million to date, reflecting continued adoption of Kornit’s usage-based revenue model

Rosh-Ha`Ayin, Israel – November 5, 2025, Kornit Digital Ltd. (“Kornit” or the “Company”) (NASDAQ: KRNT), a global leader in sustainable, on-demand digital fashion and textile production, today announced financial results for the third quarter ended September 30, 2025. The results reflect Kornit’s consistent execution of its strategy to accelerate digital adoption in mass apparel production, expand recurring revenues under the All-Inclusive Click (AIC) model, and strengthen its leadership in replacing traditional screen printing with agile, on-demand digital solutions.

“This quarter, we delivered results above the midpoint of our guidance, achieving year-over-year revenue growth and positive cash flow from operations,” said Ronen Samuel, Chief Executive Officer of Kornit Digital. “We continue to build momentum in penetrating the bulk apparel market and accelerating the replacement of traditional screen printing with our Apollo and Atlas MAX PLUS systems. In parallel, we are expanding our recurring revenues through our innovative All-Inclusive Click (AIC) model, which is gaining traction across regions and becoming the preferred business model for customers scaling digital production.”

Mr. Samuel continued, “We are also extending our reach into high-potential markets such as footwear, where our breakthrough digital solution is already producing more than one million pairs of shoes for leading brands. These achievements reflect the strength of our technology, the scalability of our model, and the execution of our strategy. Kornit is executing with discipline, building a profitable, cash-generating, and recurring business that is shaping the future of on-demand fashion and textile production.”

Third Quarter 2025 Results of Operations

●	Total revenue for the third quarter of 2025 was $53.1 million compared with $50.7 million in the prior year period.

●	GAAP gross profit margin for the third quarter of 2025 was 43.5% compared with 47.7% in the prior year period. On a non-GAAP basis, gross profit margin was 45.8% compared with 50.3% in the prior year period.

●	GAAP operating expenses for the third quarter of 2025 were $31.1 million compared with $31.3 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 3.7% to $25.8 million compared with the prior year period.

●	GAAP net loss for the third quarter of 2025 was $2.6 million, or ($0.06) per share, compared with net loss of $0.9 million, or ($0.02) per share, for the third quarter of 2024.

●	Non-GAAP net income for the third quarter of 2025 was $4.2 million, or $0.09 per share, compared with non-GAAP net income of $5.5 million, or $0.11 per share, for the third quarter of 2024.

●	Adjusted EBITDA for the third quarter of 2025 was $1.1 million compared with adjusted EBITDA of $1.5 million for the third quarter of 2024. Adjusted EBITDA margin for the third quarter of 2025 was 2.0% compared with 2.9% for the third quarter of 2024.

Fourth Quarter 2025 Guidance

For the fourth quarter of 2025, the Company expects revenues to be in the range of $56 million to $60 million and adjusted EBITDA margin between 7% and 10%.

Third Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-877-407-0792 or 1-201-689-8263. The Israel Toll free number is 1-809-406-247.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter access ID 13755781. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on November 19, 2025. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion, and textile production technologies. The company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,255	$35,003
Short-term bank deposit	337,803	205,934
Marketable securities	67,292	222,937
Trade receivables, net	64,728	65,459
Inventory	49,002	60,342
Other accounts receivable and prepaid expenses	31,593	25,714
Total current assets	588,673	615,389

LONG-TERM ASSETS:
Marketable securities	46,455	48,086
Deposits and other long-term assets	14,274	10,542
Severance pay fund	361	306
Property,plant and equipment, net	65,979	59,222
Operating lease right-of-use assets	17,711	19,054
Intangible assets, net	7,194	5,721
Goodwill	29,164	29,164
Total long-term assets	181,138	172,095

Total assets	769,811	787,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	5,959	9,019
Employees and payroll accruals	12,462	13,101
Deferred revenues and advances from customers	1,732	2,339
Operating lease liabilities	3,741	3,311
Other payables and accrued expenses	21,863	16,561
Total current liabilities	45,757	44,331

LONG-TERM LIABILITIES:
Accrued severance pay	1,363	1,051
Operating lease liabilities	14,953	15,065
Other long-term liabilities	92	138
Total long-term liabilities	16,408	16,254

SHAREHOLDERS’ EQUITY	707,646	726,899

Total liabilities and shareholders’ equity	$769,811	$787,484

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues
Products	$38,134	$36,996	$110,412	$100,375
Services	15,000	13,736	38,933	42,754
Total revenues	53,134	50,732	149,345	143,129

Cost of revenues
Products	16,155	14,647	49,735	43,609
Services	13,890	11,875	35,977	38,887
Total cost of revenues	30,045	26,522	85,712	82,496

Gross profit	23,089	24,210	63,633	60,633

Operating expenses:
Research and development, net	9,013	9,973	27,434	31,797
Sales and marketing	14,221	14,441	44,163	43,213
General and administrative	7,907	6,919	23,025	21,728
Total operating expenses	31,141	31,333	94,622	96,738

Operating loss	(8,052)	(7,123)	(30,989)	(36,105)

Financial income, net	5,540	6,720	16,388	18,501
Loss before taxes on income	(2,512)	(403)	(14,601)	(17,604)

Taxes on income	80	505	568	1,412
Net loss	$(2,592)	$(908)	$(15,169)	$(19,016)

Basic loss per share	$(0.06)	$(0.02)	$(0.33)	$(0.40)

Weighted average number of shares used in computing basic net loss per share	44,908,580	47,604,224	45,291,359	47,583,631

Diluted loss per share	$(0.06)	$(0.02)	$(0.33)	$(0.40)

Weighted average number of shares used in computing diluted net loss per share	44,908,580	47,604,224	45,291,359	47,583,631

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Revenues	$53,134	$50,732	$149,345	$143,129

GAAP cost of revenues	$30,045	$26,522	$85,712	$82,496
Cost of product recorded for share-based compensation (1)	(526)	(502)	(1,587)	(1,494)
Cost of service recorded for share-based compensation (1)	(394)	(422)	(1,193)	(1,294)
Intangible assets amortization on cost of product (2)	(152)	(231)	(450)	(760)
Intangible assets amortization on cost of service (2)	(159)	(160)	(479)	(480)
Restructuring expenses (3)	(29)	-	(1,055)	(914)
Non-GAAP cost of revenues	$28,785	$25,207	$80,948	$77,554

GAAP gross profit	$23,089	$24,210	$63,633	$60,633
Gross profit adjustments	1,260	1,315	4,764	4,942
Non-GAAP gross profit	$24,349	$25,525	$68,397	$65,575

GAAP operating expenses	$31,141	$31,333	$94,622	$96,738
Share-based compensation (1)	(4,704)	(4,431)	(13,920)	(13,884)
Intangible assets amortization (2)	(75)	(87)	(223)	(262)
Restructuring expenses (3)	(547)	-	(547)	(757)
Non-GAAP operating expenses	$25,815	$26,815	$79,932	$81,835

GAAP Financial income, net	$5,540	$6,720	$16,388	$18,501
Foreign exchange losses associated with ASC 842	201	441	1,736	557
Non-GAAP Financial income, net	$5,741	$7,161	$18,124	$19,058

GAAP Taxes on income	$80	$505	$568	$1,412
Non-cash deferred tax income	-	(173)	-	$-
Non-GAAP Taxes on income	$80	$332	$568	$1,412

GAAP Net loss	$(2,592)	$(908)	$(15,169)	$(19,016)
Share-based compensation (1)	5,624	5,355	16,700	16,672
Intangible assets amortization (2)	386	478	1,152	1,502
Restructuring expenses (3)	576	-	1,602	1,671
Foreign exchange losses associated with ASC 842	201	441	1,736	557
Non-cash deferred tax income	-	173	-	-
Non-GAAP net income	$4,195	$5,539	$6,021	$1,386

GAAP diluted loss per share	$(0.06)	$(0.02)	$(0.33)	$(0.40)

Non-GAAP diluted income per share	$0.09	$0.11	$0.13	$0.03

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	44,908,580	47,604,224	45,291,359	47,583,631

Shares used in computing Non-GAAP diluted net income per share	45,241,853	49,988,803	45,701,943	49,166,345

(1) Share-based compensation
Cost of product revenues	$526	$502	$1,587	$1,494
Cost of service revenues	394	422	1,193	1,294
Research and development	1,194	1,384	3,609	4,055
Sales and marketing	1,730	1,650	5,098	5,016
General and administrative	1,780	1,397	5,213	4,813
	$5,624	$5,355	$16,700	$16,672

(2) Intangible assets amortization
Cost of product revenues	$152	$231	$450	$760
Cost of service revenues	159	160	479	480
Sales and marketing	75	87	223	262
	$386	$478	$1,152	$1,502

(3) Restructuring expenses
Cost of product revenues	$11	$-	$1,037	$865
Cost of service revenues	18	-	18	49
Research and development	44	-	44	235
Sales and marketing	374	-	374	190
General and administrative	129	-	129	332
	$576	$-	$1,602	$1,671

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:

Net loss	$(2,592)	$(908)	$(15,169)	$(19,016)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,931	3,219	8,707	9,734
Fair value of warrants deducted from revenues	-	-	-	3,273
Share-based compensation	5,624	5,355	16,700	16,672
Amortization of premium and accretion of discount on marketable securities, net	(224)	(287)	(774)	(278)
Realized loss on sale and redemption of marketable securities	(36)	-	(58)	-
Loss from disposal of property and Equipments	22	-	156	-
Change in operating assets and liabilities:
Trade receivables, net	(271)	5,329	731	19,500
Other accounts receivables and prepaid expenses	(3,007)	(447)	(5,879)	1,037
Inventory	675	4,094	8,275	130
Operating leases right-of-use assets and liabilities, net	231	339	1,661	(236)
Deposits and other long term assets	(185)	(440)	(3,732)	(1,659)
Trade payables	(4,045)	227	(3,952)	(1,706)
Employees and payroll accruals	(666)	914	988	1,436
Deferred revenues and advances from customers	166	55	(607)	(617)
Other payables and accrued expenses	4,885	(3,880)	6,584	(6,070)
Accrued severance pay, net	874	4	257	(58)
Other long - term liabilities	(34)	(20)	(46)	(80)
Net cash provided by operating activities	4,348	13,554	13,842	22,062

Cash flows from investing activities:

Purchase of property, plant and equipment and capitalized software development costs	(3,557)	(10,497)	(13,136)	(13,220)
Proceeds from (investment in) short-term bank deposits, net	(31,366)	73,995	(131,869)	66,199
Proceeds from sales and redemption of marketable securities	7,000	7,000	13,060	10,494
Proceeds from maturities of marketable securities	64,278	8,750	207,400	44,629
Investment in marketable securities	(27,648)	(1,282)	(60,226)	(45,901)
Net cash provided by investing activities	8,707	77,966	15,229	62,201

Cash flows from financing activities:

Exercise of employee stock options	40	115	808	122
Payments related to shares withheld for taxes	(258)	(296)	(1,627)	(1,074)
Repurchase of ordinary shares	-	-	(25,000)	(9,055)
Net cash used in financing activities	(218)	(181)	(25,819)	(10,007)

Increase in cash and cash equivalents	12,837	91,339	3,252	74,256
Cash and cash equivalents at the beginning of the period	25,418	22,522	35,003	39,605
Cash and cash equivalents at the end of the period	$38,255	$113,861	$38,255	$113,861

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,139	145	1,139	145
Inventory transferred to be used as property and equipment	346	175	3,299	1,576
Property, plant and equipment transferred to be used as inventory	-	-	234	320
Lease liabilities arising from obtaining right-of-use assets	175	337	1,258	(1,071)

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
GAAP Revenues	$53,134	$50,732	$149,345	$143,129

GAAP Net loss	(2,592)	(908)	(15,169)	(19,016)
Taxes on income	80	505	568	1,412
Financial income	(5,540)	(6,720)	(16,388)	(18,501)
Share-based compensation	5,624	5,355	16,700	16,672
Intangible assets amortization	386	478	1,152	1,502
Restructuring expenses	576	-	1,602	1,671
Non-GAAP Operating loss	(1,466)	(1,290)	(11,535)	(16,260)
Depreciation	2,545	2,741	7,555	8,232
Adjusted EBITDA	$1,079	$1,451	$(3,980)	$(8,028)